UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)


                              ALDABRA ACQUISITION
                                  CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  01407F 10 3
                    --------------------------------------
                                (CUSIP Number)

                    Nathan D. Leight, Chairman of the Board
                        Aldabra Acquisition Corporation
                           c/o Terrapin Partners LLC
                Rockefeller Center, 620 Fifth Avenue, 3rd Floor
                           New York, New York 10020
                                (212) 332-3555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                August 29, 2006
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box / /.








(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                                 SCHEDULE 13D
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                                      13D
----------------------                              ----------------------------
CUSIP No. 01407F 10 3                               Page   2   of    10   Pages
----------------------                              ----------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS:  Jason Weiss
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                    (a)  |_|
--------------------------------------------------------------------------------
 3   SEC USE ONLY
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 4   SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(D) OR 2(E)                                                      |_|
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 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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      NUMBER OF            7   SOLE VOTING POWER
        SHARES                 868,350 Shares
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY            8   SHARED VOTING POWER
         EACH                  52,000 Shares
      REPORTING           ------------------------------------------------------
        PERSON             9   SOLE DISPOSITIVE POWER
         WITH                  868,350 Shares
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               52,000 Shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      920,350 Shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.2%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS:  Nathan Leight
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS(ENTITIES ONLY):
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                    (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(D) OR 2(E)                                                      |_|
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
      NUMBER OF             7  SOLE VOTING POWER
        SHARES                 961,000 Shares
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY              8 SHARED VOTING POWER
         EACH                  52,000 Shares
      REPORTING           ------------------------------------------------------
        PERSON               9 SOLE DISPOSITIVE POWER
         WITH                  961,000 Shares
                          ------------------------------------------------------
                            10 SHARED DISPOSITIVE POWER
                               52,000 Shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,013,000
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.0%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This Statement on Schedule 13D relates to shares of common stock, $0.0001 par value per share (the "Shares"), of Aldabra Acquisition Corporation ("Aldabra"), a Delaware corporation. The Shares are sold separately and as part of a unit (the "Unit"). Each Unit consists of one Share and two warrants, with each warrant giving its holder the right to purchase one Share at an exercise price of $5.00 per Share. The Shares and the warrants originally included in the Units may exist as separate securities.

     The address of the principal executive office of Aldabra is c/o Terrapin Partners LLC, Rockefeller Center, 620 Fifth Avenue, 3rd Floor, New York, New York 10020.

Item 2. Identity and Background.

     This Statement is being filed by Jason Weiss, Chief Executive Officer and Secretary of Aldabra, and Nathan Leight, Chairman of the Board of Directors of Aldabra (collectively, the "Reporting Persons"). The principal business address for Mr. Weiss and Mr. Leight is c/o Terrapin Partners LLC, Rockefeller Center, 620 Fifth Avenue, 3rd Floor, New York, NY 10020. Each of the Reporting Persons is a United States citizen. The principal occupation of each of the reporting persons is serving as an officer or partner of Terrapin Partners LLC, Terrapin Asset Management, LLC, TWF Management Company LLC, and affiliated entities.

     During the last five years, neither Mr. Weiss nor Mr. Leight has been convicted in a criminal proceeding, nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Both Mr. Weiss and Mr. Leight purchased the Shares with personal funds.

     Prior to Aldabra's initial public offering, Mr. Leight and Mr. Weiss and certain of their affiliates or designees had purchased 944,000 Shares each, for a purchase price of $11,800 each. Also, prior to Aldabra's initial public offering, 52,000 Shares were purchased by the Terrapin Partners Employee Partnership ("TPEP") for $650. Such partnership is managed by Terrapin Partners LLC (of which Mr. Leight and Mr. Weiss are General Partners and of which Mr. Leight and Mr. Weiss and certain affiliates are the sole owners), and the economic interests associated with these Shares are owned by a number of different Terrapin Partners LLC employees. In addition, Mr. Leight and Mr. Weiss and certain of their affiliates or designees have purchased via Terrapin Partners LLC (which is capitalized by personal funds) an aggregate of 1,571,429 warrants (none of which are exercisable within 60 days) at a cost of $1,025,942 in the open market. Of the 944,000 Shares purchased by Mr. Weiss prior to Aldabra's initial public offering, 92,150 were irrevocably transferred by Mr. Weiss to the JGW Trust dated August 18, 2000, a trust established for the benefit of Mr. Weiss' family. Mr. Weiss disclaims beneficial ownership of these Shares owned by the JGW Trust because they were irrevocably transferred and Mr. Weiss is not the trustee.

     All Shares purchased by the Reporting Persons prior to Aldabra's initial public offering (944,000 shares each) are subject to a Stock Escrow Agreement (the "Escrow Agreement"), by and among Aldabra, Nathan Leight, Jason Weiss, other officers and directors of Aldabra, TPEP and Continental Stock Transfer & Trust Company, and will not be released from escrow until the earlier of (i) February 17, 2008, (ii) Aldabra's liquidation, or (iii) the consummation of a liquidation, merger, stock exchange or other similar transaction subsequent to a business combination such as the Great Lakes merger described in Item 4. During the escrow period, the holders of these Shares are not able to sell their securities, but retain all other rights as stockholders. If the Great Lakes merger described in Item 4 is not consummated and Aldabra is liquidated, the Shares held in escrow will not receive any portion of the liquidation proceeds. The foregoing summary is qualified in its entirety by reference to the Escrow Agreement, which is filed as Exhibit 7 hereto and is incorporated by reference in its entirety into this Item 3.

     Mr. Leight acquired an aggregate of 10,000 Shares and 7,000 Units of Aldabra in the open market between August 29, 2006 and September 1, 2006 for an aggregate price of $99,980, as follows: on August 29, 2006, he

                                 SCHEDULE 13D
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                                      13D
----------------------                              ----------------------------
CUSIP No. 01407F 10 3                               Page   5   of    10   Pages
----------------------                              ----------------------------

purchased 2,000 Shares at $5.41 per share, 1,000 Shares at $5.39 per share and 1,000 Units at $6.16 per Unit of Aldabra; on August 30, 2006, he purchased 1,000 Shares at $5.43 per share and 2,000 Units at $6.21 per Unit of Aldabra; on August 31, 2006, he purchased 2,000 Shares at $5.54 per share, 2,000 Shares at $5.52 per share, 500 Shares at $5.51 per share and 2,000 Units at $6.50 per Unit of Aldabra; and on September 1, 2006, he purchased 1,500 Shares at $5.59 per share and 2,000 Units at $6.75 per Unit of Aldabra.

     Mr. Weiss acquired an aggregate of 16,500 Shares in the open market between August 29, 2006 and September 5, 2006 for an aggregate price of $90,511, as follows: on August 29, 2006, he purchased 2,000 Shares at $5.40 per share and 2,000 Shares at $5.38 per share; on August 30, 2006, he purchased 4,000 Shares at $5.42 per share; on August 31, 2006, he purchased 4,000 Shares at $5.50 per share; on September 1, 2006, he purchased 2,500 Shares at $5.60 per share; and on September 5, 2006, he purchased 2,000 Shares at $5.61 per share.

     Each of Mr. Leight and Mr. Weiss may make additional such market purchases, as described in Item 4.

Item 4. Purpose of Transaction.

     Mr. Weiss and Mr. Leight acquired the Shares covered by this Statement on
Schedule 13D for investment purposes.

     On June 20, 2006, Aldabra entered into the Agreement and Plan of Merger, by and among GLDD Acquisitions Corp. ("Great Lakes"), Aldabra, Aldabra Merger Sub, L.L.C, .("Merger Sub"), and certain of their respective stockholders as representatives of the parties to the merger agreement (the "Merger Agreement") pursuant to which Great Lakes would merge with and into Merger Sub (the "Great Lakes merger"). Under the terms of the Merger Agreement, Great Lakes' stockholders would receive Shares equal to the greater of (i) 27,273,000 Shares or (ii) $160,000,000 divided by the average trading price of the Shares over the ten day period ending three trading days prior to the effective date of the merger (subject to a working capital adjustment and an adjustment based on Great Lakes' actual debt at closing), but in no event will the aggregate number of Shares issuable to Great Lakes' stockholders exceed 40,000,000 Shares. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as
Exhibit 2 hereto and is incorporated by reference in its entirety into this
Item 4.

     On August 21, 2006, Aldabra entered into the Agreement and Plan of Merger, by and among Aldabra, Great Lakes Dredge & Dock Holdings Corp. ("Great Lakes Holdings") and GLH Merger Sub, L.L.C. (the "Holding Company Merger Agreement") pursuant to which Aldabra will merge with and into GLH Merger Sub, L.L.C. (the "holding company merger"). The holding company merger will occur not more than one business day following the Great Lakes merger and is being effected for the purpose of adopting new transfer restrictions to regulate the ownership of Great Lakes Holdings common stock by persons that are not citizens of the United States for purposes of maritime law. The foregoing summary of the Holding Company Merger Agreement is qualified in its entirety by reference to the Holding Company Merger Agreement, which is filed as
Exhibit 3 hereto and is incorporated by reference in its entirety into this
Item 4.

     As a condition to the completion of the Great Lakes merger, eight new directors must be elected by Aldabra's stockholders to serve on the Board of Directors of Aldabra. After the holding company merger, the same eight directors will be elected to the Board of Directors of Great Lakes Holdings, which after the mergers will be the ultimate holding company of all the entities participating in the Great Lakes merger and the holding company merger. Nathan Leight and Jason Weiss will be two of the directors elected and will have the right to continued indemnification and insurance coverage for acts or omissions as directors of Aldabra occurring before the Great Lakes merger.

     In connection with the Great Lakes merger and as a condition to its completion, Aldabra, Great Lakes Holdings, Madison Dearborn Capital Partners IV, L.P. ("MDCP"), certain Aldabra stockholders (including Mr. Weiss (or affiliated entities), Mr. Leight, Leight Family 1998 Irrevocable Trust (an affiliate of Mr. Leight), Terrapin Partners Employee Partnership (an affiliate of Mr. Leight and Mr. Weiss), JGW Trust dated August 18, 2000 (whose beneficiaries are Mr. Weiss' family members)) and certain Great Lakes stockholders will enter into an investor rights agreement (the "Investor Rights Agreement"). Such Investor Rights Agreement will provide, among other things, for certain registration rights with respect to Shares held by the Reporting Persons, certain affiliates and

                                 SCHEDULE 13D
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                                      13D
----------------------                              ----------------------------
CUSIP No. 01407F 10 3                               Page   6   of    10   Pages
----------------------                              ----------------------------

certain other stockholders and with respect to shares of common stock issued pursuant to the Great Lakes merger or the holding company merger to MDCP or any other shares of common stock acquired by MDCP and to certain other Great Lakes stockholders party to the investor rights agreement. The foregoing summary of the Investor Rights Agreement is qualified in its entirety by reference to the Form of Investor Rights Agreement, which is filed as Exhibit 4 hereto and is incorporated by reference in its entirety into this Item 4.

     Upon completion of the holding company merger, the charter and by-laws of Great Lakes Holdings will be amended. Forms of such documents are filed as Exhibits 5 and 6 hereto and are incorporated by reference in their entirety into this Item 4.

     Mr. Leight and Mr. Weiss, and/or family trusts affiliated with them, currently intend to purchase a material number of securities of Aldabra in the open market in the time period between the date hereof and the mailing of the proxy statement/prospectus relating to the vote on the merger to Aldabra stockholders.

     Except as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act").

Item 5. Interest in Securities of Issuer.

     Mr. Leight is the direct beneficial owner of 868,850 Shares and 7,000 Units and 14,000 warrants and the indirect beneficial owner of 92,150 Shares that are directly held by the Leight Family 1998 Irrevocable Trust, a trust established for the benefit of Mr. Leight's family. Mr. Leight has sole voting power and sole dispositive power over these 961,000 Shares. Additionally, 52,000 Shares are held by the Terrapin Partners Employee Partnership whereby Mr. Leight shares voting and dispositive power with Mr. Weiss. Terrapin Partners LLC is the general partner of such partnership and Mr. Leight is the co-manager of Terrapin Partners LLC.

     Mr. Weiss is the direct beneficial owner of 16,500 Shares and the indirect beneficial owner of 851,850 Shares that are directly held by the JGW Grantor Retained Annuity Trust 2006 dated June 15, 2006, a trust established for the benefit of Mr. Weiss' family. Mr. Weiss has sole voting power and sole dispositive power over these 868,350 Shares. Additionally, 52,000 Shares are held by the Terrapin Partners Employee Partnership whereby Mr. Weiss shares voting and dispositive power with Mr. Leight. Terrapin Partners LLC is the general partner of such partnership and Mr. Weiss is the co-manager of Terrapin Partners LLC. Mr. Weiss disclaims beneficial ownership of 92,150 Shares held by the JGW Trust dated August 18, 2000 because those Shares were irrevocably transferred to the trust and Mr. Weiss is not the trustee.

     Based on Aldabra's public filings, the Reporting Persons believe that Aldabra has 11,200,000 Shares outstanding. Accordingly, the 1,013,000 Shares beneficially owned by Mr. Leight constitute approximately 9.0% of the issued and outstanding Shares and the 920,350 Shares owned by Mr. Weiss constitute approximately 8.2% of the issued and outstanding Shares. Other than the transactions described in Item 3 above, neither Mr. Weiss nor Mr. Leight have effected any transactions in Aldabra's securities during the past 60 days.

                                 SCHEDULE 13D
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                                      13D
----------------------                              ----------------------------
CUSIP No. 01407F 10 3                               Page   7   of    10   Pages
----------------------                              ----------------------------

Item 6.  Contracts, Arrangements, Understanding or Relationships
         With Respect To Securities Of Issuer.

     In addition to the agreements described in Item 4 above, which description is incorporated by reference into this Item 6, the Reporting Persons also entered into a registration rights agreement (the "Registration Rights Agreement") with Aldabra pursuant to which the holders of the majority of the shares issued prior to Aldabra's initial public offering ("Private Shares") will be entitled to make up to two demands that Aldabra register these shares. The holders of the majority of these shares may elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow. In addition, these stockholders have certain "piggy-back" registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. Aldabra will bear the expenses incurred in connection with the filing of any such registration statements. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 10 hereto and is incorporated by reference in its entirety into this Item 6.

     As disclosed in Item 4 above, in connection with the Great Lakes merger, the Reporting Persons will enter with certain other parties into an investor rights agreement, the form of which is incorporated herein by reference. Upon such merger, it is expected that the Registration Rights Agreement will be terminated.

     Each of the Reporting Persons also entered into a letter agreement with Aldabra and Morgan Joseph & Co. pursuant to which, among other things:

     each of the Reporting Persons agreed to vote all Private Shares owned by him in accordance with the vote of the majority of the Shares issued in Aldabra's initial public offering, voting in person or by proxy at the special meeting of stockholders if Aldabra solicits approval of its stockholders for a business combination;

     if Aldabra fails to consummate a business combination by August 24, 2006 (or by February 24, 2007 under certain circumstances, which have since occurred), each of the Reporting Persons agreed to take all reasonable actions within his power to cause Aldabra to liquidate as soon as reasonably practicable;

     each Reporting Person waived any and all rights he may have to receive any distribution of cash, property or other assets as a result of such liquidation with respect to his Private Shares;

     each Reporting Person agreed that Aldabra could not consummate any business combination which involves a company which is affiliated with either of the Reporting Persons (or any of the other initial officers, directors or stockholders of Aldabra) unless Aldabra obtains an opinion from an independent investment banking firm reasonably acceptable to Morgan Joseph & Co. that the business combination is fair to Aldabra's stockholders from a financial perspective;

     each Reporting Person agreed that he and his affiliates will not be entitled to receive and will not accept any compensation for services rendered to Aldabra prior to the consummation of its business combination; and

     each Reporting Person agreed that he and his affiliates will not be entitled to receive or accept a finder's fee or any other compensation in the event he or his affiliates originate a business combination.

     The foregoing summary of the letter agreements is qualified in its entirety by reference to the letter agreements, which are filed as Exhibits 8 and 9 hereto and is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

     The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

                                 SCHEDULE 13D
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                                      13D
----------------------                              ----------------------------
CUSIP No. 01407F 10 3                               Page   8   of    10   Pages
----------------------                              ----------------------------

          (1) Joint Filing Agreement.

          (2) Agreement and Plan of Merger, dated June 20, 2006, by and between Aldabra Acquisition Corporation, GLDD Acquisitions Corp., Aldabra Merger Sub, L.L.C., and certain of their respective stockholders as representatives of the parties to the merger agreement (Incorporated by reference to Exhibit 2.1 to Aldabra Acquisition Corporation's Form S-4 filed on August 23, 2006).

          (3) Agreement and Plan of Merger, dated as of August 23, 2006, among Great Lakes Dredge & Dock Holdings Corp., Aldabra Acquisition Corporation and GLH Merger Sub., L.L.C. (incorporated by reference to Exhibit 2.2 to Aldabra Acquisition Corporation's Form S-4 filed on August 23, 2006).

          (4) Form of Investor Rights Agreement among Aldabra Acquisition Corporation, Great Lakes Dredge & Dock Holdings Corp., Madison Dearborn Capital Partners IV, L.P., certain stockholders of Aldabra Acquisition Corporation and certain stockholders of GLDD Acquisitions Corp. (incorporated by reference to Exhibit 10.17 to Aldabra Acquisition Corporation's Form S-4 filed on August 23, 2006).

          (5) Form of Certificate of Incorporation for Great Lakes Dredge & Dock Holdings Corp. following the holding company merger (incorporated by reference to Exhibit D to Aldabra Acquisition Corporation's Form S-4 filed on August 23, 2006).

          (6) Form of By-laws for Great Lakes Dredge & Dock Holdings Corp. following the holding company merger (incorporated by reference to Exhibit D to Aldabra Acquisition Corporation's Form S-4 filed on August 23, 2006).

          (7) Form of Stock Escrow Agreement between Aldabra Acquisition Corporation, Continental Stock Transfer & Trust Company and the Initial Stockholders (incorporated by reference to Exhibit 10.12 to Aldabra Acquisition Corporation's Form S-4 filed on August 23, 2006).

          (8) Letter Agreement among Aldabra Acquisition Corporation, Morgan & Joseph Co. Inc. and Nathan D. Leight (incorporated by reference to Exhibit
10.1 to Aldabra Acquisition Corporation's Form S-4 filed on August 23, 2006).

          (9) Letter Agreement among Aldabra Acquisition Corporation, Morgan & Joseph & Co. Inc. and Jason G. Weiss (incorporated by reference to Exhibit
10.2 to Aldabra Acquisition Corporation's Form S-4 filed on August 23, 2006).

         (10) Registration Rights Agreement among Aldabra Acquisition Corporation and the Initial Stockholders (incorporated by reference to Exhibit
10.15 to Aldabra Acquisition Corporation's Form S-4 filed on August 23, 2006).

                                   Signature

     After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   September 11, 2006

                                             JASON WEISS


                                             /s/ JASON WEISS
                                             ----------------------------------


                                             NATHAN LEIGHT


                                             /s/ NATHAN LEIGHT
                                             ----------------------------------


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

     The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

                            JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each them of a Statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, $0.0001 par value per share, of Aldabra Acquisition Corporation. The undersigned further consent and agree to the inclusion of this Joint Filing Agreement (the "Agreement") as an Exhibit to such Schedule 13D. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 11th day of September, 2006.

                                             JASON WEISS


                                             /s/ JASON WEISS
                                             ----------------------------------



                                             NATHAN LEIGHT


                                             /s/ NATHAN LEIGHT
                                             ----------------------------------